Exhibit 3.1

ARTICLES OF AMENDMENT
TO
RESTATED ARTICLES OF INCORPORATION
OF
ALLIANT ENERGY CORPORATION

1. The name of the corporation is Alliant Energy Corporation.

2. To change each share of common stock, par value $.01 per share, of the corporation outstanding into two shares of said Common Stock, Article IV of the corporation’s Restated Articles of Incorporation is hereby amended in its entirety to provide as follows:

The corporation shall have the authority to issue four hundred eighty million (480,000,000) shares of common stock, $0.01 par value.

3. The amendment will be implemented as follows: At the close of business on May 4, 2016, the effective date of the amendment (“Record Date”), each share of common stock outstanding immediately prior to the Record Date shall be changed into two shares of said common stock. Stock certificates evidencing shares of common stock outstanding on the Record Date shall continue to evidence the same number of shares that such certificates evidenced prior to the Record Date, and the additional shares shall be evidenced in book-entry form only, without certificates, on May 19, 2016, with respect to persons who are at the close of business on the Record Date the holders of common stock.

4. The amendment was adopted by the Board or Directors of the corporation on April 20, 2016 in accordance with Section 180.1002 of the Wisconsin Business Corporation Law.

5. The amendment shall be effective as of the close of business on May 4, 2016.

Executed on behalf of the corporation as of this 25th day of April, 2016.

/s/ James. H Gallegos
James H. Gallegos
Senior Vice President, General Counsel &
Corporate Secretary